Exhibit 6.10

October 2, 2013

Mr. Jonathan Naft

Dear Jon:

Thank you for joining the leadership team of Myomo working with us to build the O&P business and bring the new MyoPro orthosis to market. The purpose this letter to is to modify your compensation plan in place with Myomo, Inc. (the "Company") and to define your compensation through calendar year 2014. letter fully supersedes all prior arrangements, agreements, and understandings, whether oral or written relating to the subject matter here in. With that understanding, you and the Company agree as follows:

Position. Your position with Myomo is General Manager - O&P Division Company. You will dedicate your full-time efforts to the Company and will report to the President & Chief Operating Officer. Over the past year, you have created this new business unit and now have the opportunity to bring the benefits of the Myomo technology to many individuals that could benefit from it.

It is understood that you would operate out of your existing offices in the Cleveland, Ohio area. Myomo will pay for your reasonable travel and business expenses associated with position. We also understand that you will need dedicate a portion of your to oversight of as long as you own this business.

Role and Responsibilities. The objective of this position is to grow the MyoPro product line into a profitable business by developing a global network of O&P practices that are successfully distributing the products and generating revenues for Company. In this General Manager role, your responsibilities would include:

Creating the business strategy for serving individual patients through shops in the and internationally;

Recruiting O&P shops carry the Myomo product line, which also includes developing the sales and technical training and customer support procedures, and providing reimbursement/billing support to ensure their success;

Myomo, Inc. • One Broadway, 14th Floor • Cambridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333

Defining the MyoPro product line enhancements which Myomo engineers and delivers to O&P shops so that they can provide a custom-built orthosis to patients;

Serving as the Company's thought leader for the O&P industry to educate other professionals and position Myomo as a technology innovator;

Participating as a senior member of Myomo's executive management to build a growing, profitable Company.

Salary and Benefits. Your compensation plan as General Manager-O&P Division is designed to be comparable to similar senior management positions in early stage medical device companies, and consists of the following components:

Annual Cash Compensation: The target cash compensation for this role is $250,000 per year, depending on the Company's performance in generating revenues and meeting its financial goals. The cash portion of the compensation plan would consist of a Base Salary and Incentive Compensation as a % of O&P revenues. Over time, the incentive rate would be adjusted each year based on the Company's business plan so that the total expected compensation falls into the target range.

Base Salary: Your monthly base salary would continue at $8333 per month ($100,000 annually) during calendar year 2014. As our revenues grow, we would review the base salary at the end of 2014.

Incentive Compensation: Consistent with your existing compensation plan, and to reward you for growing the volume of MyoPro sales through O&P shops, you would earn an incentive equal to 5% of Myomo's revenues for product sold to O&P shops (exclusive of units purchased by GRE) in 2013. This incentive would be paid monthly, based upon the cash received each month from O&P sales.

In calendar year 2014, you would continue to earn an incentive equal to 5% of Myomo's revenues for product sold to O&P shops in 2014 (exclusive of units purchased by GRE). This incentive amount is uncapped, so you can earn significantly more than the target $150,000 in incentive compensation based on sales results.

Benefits: Since you have insurance coverage through your position at GRE, Myomo would not need to provide health and other insurance benefits to you. (We understand that you will need to report a minimum number of hours to GRE to maintain coverage). In the event that you sell the GRE business or are no longer covered by GRE's insurance plan,

Myomo will provide you and your family with our standard insurance coverage at that time.

Myomo, Inc.• One Broadway, 14th Floor • Cambridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333

You are eligible for paid vacation days consistent with Company policy, and Myomo observes 10 official Company paid holidays each year.

Equity Compensation. To encourage you to build long-term shareholder value at Myomo, you have been granted 609,078 common stock options, equivalent to approx.1.5% of the then fully diluted outstanding shares. The exercise price of such stock options is equal to the fair market value of the Company's common stock on the grant date, and in accordance with our Equity Incentive Plan.

I will recommend to the Board of Directors that you be granted an additional 332,613 options to increase your ownership position (when fully vested and exercised) to approx. 2% of the fully diluted outstanding shares upon completion of the expanded Series A-1 financing of $7 million in September 2013.

Over time, the board of directors may increase the available pool of stock options and grant you additional equity compensation; however, this cannot be guaranteed at this point.

Severance in Event of Change of Control. If there is an acquisition of the Company and subsequent change of control (as defined in the Company's Charter) and after the change in control you are either terminated or you resign from your employment due to a (i) material change in your job duties or authorities,

(ii) a material reduction in your compensation, or (iii) because you are required to re-locate and you choose not to (in any event, a "good reason event"), and you provide the Company with written notice of the good reason event within 60 days, the Company does not cure the good reason event within 30 days, and you resign within 30 days of the ending of the cure period, you will be entitled to $150,000 in severance pay, to be paid out over 12 months.

Representation Regarding Other Obligations. You represent that you are not subject to any confidentiality, non-competition agreement or any other similar type of restriction that may affect your ability to perform services for the Company as contemplated by this letter agreement. You hereby reaffirm your obligations under the Noncompetition, Nondisclosure and Inventions Agreement you entered into with the Company (the "Obligations Agreement"). You will have to agree to disclose your sales relationship to other providers in order to be compliant with any state and with the federal anti-kickback laws.

Other Terms. Your employment with the Company shall be on an at-will basis. In other words, you or the Company may terminate employment for any reason and at any time, with or without notice.

Myomo, Inc. • One Broadway, 14th Floor • Cambridge• MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333

Jon, we are very excited to be working with you to build an industry leader based on Myomo's technology. Your expertise, ideas, and industry relationships provide you with a strong foundation to succeed in this role, and we look forward to creating a valuable company that improves the lives of many individuals and defines the standard of care for the industry in future.

Sincerely,

/s/ Paul R. Gudonis

Paul R. Gudonis

Chief Executive Officer

ACKNOWLEDGED AND AGREED:

/s/ Jonathan Naft	10/7/13
Jonathan Naft	Date

Myomo, Inc. • One Broadway, 14th Floor • Cambridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333

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